

ORIGINAL


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2015
WASH, D.C.
201
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-54238

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eureka Bank Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eureka Financial Corp.
3455 Forbes Avenue
Pittsburgh, Pennsylvania 15213

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Eureka Bank Retirement Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto is a copy of the Plan's Summary Annual Report and Form 5500-SF.

FORM 5500-SF AND SUMMARY ANNUAL REPORT

Form 5500-SF

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Short Form Annual Return/Report of Small Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA), and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500-SF.**

OMB Nos. 1210-0110
1210-0089

2014

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A This return/report is for:
- [X] a single-employer plan
- [ ] a multiple-employer plan (not multiemployer) (Filers checking this box must attach a list of participating employer information in accordance with the form instructions)
- [ ] a one-participant plan
- [ ] a foreign plan

B This return/report is
- [ ] the first return/report
- [ ] the final return/report
- [ ] an amended return/report
- [ ] a short plan year return/report (less than 12 months)

C Check box if filing under:
- [ ] Form 5558
- [ ] automatic extension
- [ ] DFVC program
- [ ] special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan EUREKA BANK RETIREMENT SAVINGS PLAN	**1b** Three-digit plan number (PN) ▶ 002 **1c** Effective date of plan 07/01/1995
2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan) EUREKA BANK 3455 FORBES AVENUE AT MCKEE PLACE PITTSBURGH, PA 15213-0000	**2b** Employer Identification Number (EIN) 25-0467870 **2c** Sponsor's telephone number (412) 681-8400 **2d** Business code (see instructions) 522120
3a Plan administrator's name and address [X] Same as Plan Sponsor.	**3b** Administrator's EIN **3c** Administrator's telephone number
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN, and the plan number from the last return/report. **a** Sponsor's name	**4b** EIN **4c** PN

5a Total number of participants at the beginning of the plan year	5a	18
b Total number of participants at the end of the plan year	5b	23
c Number of participants with account balances as of the end of the plan year (defined benefit plans do not complete this item)	5c	19
d(1) Total number of active participants at the beginning of the plan year	5d(1)	15
d(2) Total number of active participants at the end of the plan year	5d(2)	20
e Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	5e	0

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including, if applicable, a Schedule SB or Schedule MB completed and signed by an enrolled actuary, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Edward F. Seserko **Signature of plan administrator**	Date 6/17/15	Edward Seserko Enter name of individual signing as plan administrator
SIGN HERE	**Signature of employer/plan sponsor**	Date	Enter name of individual signing as employer or plan sponsor

Preparer's name (including firm name, if applicable) and address (include room or suite number) (optional)	Preparer's telephone number (optional)

6a Were all of the plan's assets during the plan year invested in eligible assets? (See instructions.) .... [X] Yes [ ] No

b Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? (See instructions on waiver eligibility and conditions.) .... [X] Yes [ ] No

If you answered "No" to either line 6a or line 6b, the plan cannot use Form 5500-SF and must instead use Form 5500.

c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (see ERISA section 4021)? ...... [ ] Yes [ ] No [ ] Not determined

Part III Financial Information

7 Plan Assets and Liabilities		(a) Beginning of Year	(b) End of Year
a Total plan assets	7a	1884049	2178502
b Total plan liabilities	7b		
c Net plan assets (subtract line 7b from line 7a)	7c	1884049	2178502

8 Income, Expenses, and Transfers for this Plan Year		(a) Amount	(b) Total
a Contributions received or receivable from: (1) Employers	8a(1)	51808	
(2) Participants	8a(2)	73987	
(3) Others (including rollovers)	8a(3)		
b Other income (loss)	8b	168658	
c Total income (add lines 8a(1), 8a(2), 8a(3), and 8b)	8c		294453
d Benefits paid (including direct rollovers and insurance premiums to provide benefits)	8d		
e Certain deemed and/or corrective distributions (see instructions)	8e		
f Administrative service providers (salaries, fees, commissions)	8f		
g Other expenses	8g		
h Total expenses (add lines 8d, 8e, 8f, and 8g)	8h		
i Net income (loss) (subtract line 8h from line 8c)	8i		294453
j Transfers to (from) the plan (see instructions)	8j		

Part IV Plan Characteristics

9a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
2E 2H 2J 2K 2T 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

Part V Compliance Questions

10 During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	10a		X	
b Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 10a.)	10b		X	
c Was the plan covered by a fidelity bond?	10c	X		2000000
d Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	10d		X	
e Were any fees or commissions paid to any brokers, agents, or other persons by an insurance carrier, insurance service, or other organization that provides some or all of the benefits under the plan? (See instructions.)	10e		X	
f Has the plan failed to provide any benefit when due under the plan?	10f		X	
g Did the plan have any participant loans? (If "Yes," enter amount as of year end.)	10g		X	
h If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	10h	X		
i If 10h was answered "Yes," check the box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	10i	X		

Part VI Pension Funding Compliance

11 Is this a defined benefit plan subject to minimum funding requirements? (If "Yes," see instructions and complete Schedule SB (Form 5500) and line 11a below) .... [ ] Yes [X] No

11a Enter the unpaid minimum required contribution for current year from Schedule SB (Form 5500) line 39 .... 11a

12 Is this a defined contribution plan subject to the minimum funding requirements of section 412 of the Code or section 302 of ERISA? .. [ ] Yes [X] No

(If "Yes," complete line 12a or lines 12b, 12c, 12d, and 12e below, as applicable.)

a If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the letter ruling granting the waiver. .... Month ______ Day ______ Year ______

If you completed line 12a, complete lines 3, 9, and 10 of Schedule MB (Form 5500), and skip to line 13.

b	Enter the minimum required contribution for this plan year	**12b**	
c	Enter the amount contributed by the employer to the plan for this plan year	**12c**	
d	Subtract the amount in line 12c from the amount in line 12b. Enter the result (enter a minus sign to the left of a negative amount)	**12d**	
e	Will the minimum funding amount reported on line 12d be met by the funding deadline?		☐ Yes ☐ No ☐ N/A

Part VII Plan Terminations and Transfers of Assets

13a	Has a resolution to terminate the plan been adopted in any plan year?		☐ Yes ☒ No
	If "Yes," enter the amount of any plan assets that reverted to the employer this year	**13a**	
b	Were all the plan assets distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?		☐ Yes ☒ No

c If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

13c(1) Name of plan(s):	13c(2) EIN(s)	13c(3) PN(s)

Part VIII Trust Information (optional)

14a Name of trust	14b Trust's EIN

SUMMARY ANNUAL REPORT
FOR EUREKA BANK RETIREMENT SAVINGS PLAN

This is a summary of the annual report for the EUREKA BANK RETIREMENT SAVINGS PLAN, EIN 25-0467870, for period January 1, 2014 through December 31, 2014. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. A total of 23 persons were participants in or beneficiaries of the plan at the end of the plan year.

The value of plan assets, after subtracting liabilities of the plan, was $2,178,502 as of December 31, 2014, compared to $1,884,049 as of January 1, 2014. During the plan year, the plan experienced an increase in its net assets of $294,453. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $294,453, including employer contributions of $51,808, employee contributions of $73,987 and earnings from investments of $168,658.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.

- Financial information

This plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution held or issued plan assets that qualified under the waiver:

- Mid Atlantic Trust Company in the amount of $2,178,502

You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to obtain or examine copies of the regulated financial institution statements or evidence of the fidelity bond, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 1.866.444.EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa. General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading ''Frequently Asked Questions.''

To obtain a copy of the full annual report, or any part thereof, write or call the office of EUREKA BANK, 3455 FORBES AVENUE AT MCKEE PLACE, PITTSBURGH, PA, 15213-0000, 412-681-8400. The charge to cover copying costs will be $2.50 for the full annual report or $0.25 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, 3455 FORBES AVENUE AT MCKEE PLACE, PITTSBURGH, PA, 15213-0000 and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, DC 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/25/15

Eureka Bank Retirement Savings Plan

By: 

Plan Administrator

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